SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934


                       ASARCO Incorporated
                    -------------------------
                         (Name of Issuer)


                 Common Stock, without par value
              -------------------------------------
                  (Title of Class of Securities)


                             04341310
                          --------------
                          (CUSIP Number)


     Daniel Tellechea Salido                 Nicolas Grabar
Grupo Minero Mexico, S.A. de C.V.  Cleary, Gottlieb, Steen & Hamilton
       Baja California 200                 One Liberty Plaza
    06760 Mexico City, Mexico           New York, New York 10006
         (52-5) 574-8483                     (212) 225-2000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 18, 1997
                 -------------------------------
                  (Date of Event Which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                           SCHEDULE 13D

CUSIP NO.  04341310                                       Page 2 of 13
-------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Grupo Mexico, S.A. de C.V.
-------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [__]
                                                           (b) [__]
-------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [__]
-------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
-------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ---------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            2,894,900
EACH            ---------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ---------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    2,894,900
-------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      2,894,900
-------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                   [__]
-------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.17%
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO

                       SCHEDULE 13D

CUSIP NO.  04341310                                       Page 3 of 13
-------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Grupo Minero Mexico, S.A. de C.V.
-------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [__]
                                                           (b) [__]
-------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [__]
-------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
-------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ---------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            2,894,900
EACH            ---------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ---------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    2,894,900
-------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,894,900
-------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                   [__]
-------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.17%
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO

Item 1.  Security and Issuer.

           This Statement relates to the common stock, without par value ("Common Stock"), of ASARCO Incorporated, a New Jersey corporation (the "Issuer"). The Issuer has its principal executive offices at 180 Maiden Lane, New York, New York 10038.

Item 2.  Identity and Background.

           This Statement is being filed by Grupo Minero Mexico, S.A. de C.V. ("GMM") and Grupo Mexico, S.A. de C.V. ("GMEXICO"). GMM and GMEXICO are referred to collectively herein as the "Reporting Persons". The shares of Common Stock reported in this report were purchased by GMM, and GMM transferred such shares to GMEXICO on December 26, 1997.

           GMM is a corporation under the laws of the United Mexican States. Its principal business is to act as a holding company for shares of other corporations engaged in the mining, processing and sale of metals. Its principal executive offices are located at Baja California 200, Colonia Roma Sur, 06760 Mexico City,
Mexico.

           GMEXICO is a corporation under the laws of the United Mexican States. GMEXICO owns 98.8% of the capital stock of GMM and controls GMM. Its principal business is to act as a holding company for the shares of other corporations engaged in (a) the mining, processing and sale of metals and (b) the operation of railways. The principal executive offices of GMEXICO are located at Baja California 200, Colonia Roma Sur, 06760 Mexico City, Mexico.

           GMEXICO is controlled by Empresarios Industriales de Mexico, S.A. de C.V. ("EIM"), a Mexican corporation. The principal business of EIM is to act as a holding company for shares of other corporations engaged in a variety of businesses including mining, railways, construction, real estate and drilling. The principal executive offices of EIM are located at Insurgentes Sur No. 432 - 9 piso, Col. Roma Sur, 06760 - Mexico, D. F.

           Annex I hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons and EIM. The information set forth in Annex I hereto is incorporated herein by reference. No other person controls GMEXICO or GMM or has beneficial ownership of the shares of Common Stock held by GMM within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

           None of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the persons listed in Annex I hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

           The shares of Common Stock were acquired for cash. The source of such cash was working capital of GMM and GMEXICO.

Item 4.  Purpose of Transaction.

           The shares of Common Stock held by GMM were acquired for the purpose of investment in the Issuer. The Reporting Persons intend to continue to review their investment in the Issuer and from time to time may determine to acquire additional shares of Common Stock or to sell shares of Common Stock, in either case on the open market or otherwise. Such determinations will depend on various factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock, other general economic, market and investment conditions and options available to the Reporting Persons.

           Neither of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of
Item 4 of Schedule 13D promulgated by the Securities and Exchange
Commission (the "Commission").

Item 5.  Interest in Securities of the Issuer.

           (a) To the best knowledge of the Reporting Persons, as of October 31, 1997, there are 40,362,015 shares of Common Stock outstanding (as reported in the Issuer's Quarterly Report for the period ended September 30, 1997 filed on Form 10-Q with the Commission on November 12, 1997). The 2,894,900 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 7.17% of such number of shares of Common Stock.

           (b) The Reporting Persons share the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Stock beneficially owned by them.

           (c) Annex II hereto sets forth all transactions in shares of the Common Stock effected during the past 60 days by the Reporting Persons. In addition, GMM sold 2,894,900 shares of
Common Stock to GMEXICO on December 26, 1997.

           (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           None.

Item 7.  Material to be Filed as Exhibits.

           A joint filing agreement between the Reporting Persons is filed as Exhibit 1 hereto.

                             SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in the statement is true, complete and correct.



Dated:  December 29, 1997

                              Grupo Minero Mexico, S.A. de C.V.


                              By:  /s/ Hector Garcia de Quevedo
                                 ---------------------------------
                              Name: Hector Garcia de Quevedo
                              Title: Managing Director



                              Grupo Mexico, S.A. de C.V.


                              By:  /s/ Hector Garcia de Quevedo
                                 ---------------------------------
                              Name: Hector Garcia de Quevedo
                              Title: Managing Director

                                                            ANNEX I

                      Identity and Background

           The following table sets forth the names, addresses and principal occupations of the executive officers and directors of Grupo Minero Mexico, S.A. de C.V. ("GMM"), Grupo Mexico, S.A. de C.V. ("GMEXICO") and Empresarios Industriales de Mexico, S.A. de C.V. ("EIM"). Except as set forth below.

                GRUPO MINERO MEXICO, S. A. DE C. V.

Name                      Principal Business Address  Occupation
----                      --------------------------  ----------

Juan I. Gallardo Thurlow  Monte Caucaso No. 915 -     Chairman of the
                          4 piso                      Board and CEO of
                          Col. Lomas de Chapultepec   Grupo
                          11000 - Mexico, D. F.       Embotelladoras
                                                      Unidas, S.A. de
                                                      C.V.

Carlos Giron Peltier      Lamartine No. 730           Investor
                          Col. Del Bosque
                          11560 - Mexico, D. F.

Genaro Larrea Mota        Baja California No. 200 -   Managing Director
Velasco                   4 piso                      GMEXICO
                          Col. Roma Sur
                          06760 - Mexico, D. F.

German Larrea Mota        Baja California No. 200 -   Chairman and
Velasco                   6 piso                      CEO of GMM and
                          Col. Roma Sur               GMEXICO
                          06760 - Mexico, D. F.

Prudencio Lopez Martinez  Monte Caucaso No. 915 -     Investor
                          601
                          Col. Lomas de Chapultepec
                          11000 - Mexico, D. F.

Juan Sanchez-Navarro      Campos Eliseos No. 400 -    Vice Chairman
Peon                      19 piso                     of Grupo Modelo
                          Col. Lomas de Chapultepec
                          11000 - Mexico, D. F.

Agustin Santamarina V.    Campos Eliseos No. 345 -    Retired Senior
                          2 piso                      Partner and Of
                          Col. Chapultepec Polanco    Counsel
                          11560 - Mexico, D. F.       Santamarina y
                                                      Steta, S.C.

                   GRUPO MEXICO, S. A. DE C. V.

Name                      Principal Business Address  Occupation
----                      --------------------------  ----------

Hector Calva Ruiz         Baja California No. 200 -   Managing Director
                          6 piso                      GMEXICO
                          Col. Roma Sur
                          06760 - Mexico, D. F.

Alfredo Casar Perez       Insurgentes Sur No. 432 -   Managing Director
                          9 piso                      GMEXICO
                          Col. Roma Sur
                          06760 - Mexico, D. F.

Juan I. Gallardo Thurlow  Monte Caucaso No. 915 -     Chairman of the
                          4 piso                      Board and CEO of
                          Col. Lomas de Chapultepec   Grupo
                          11000 - Mexico, D. F.       Embotelladoras
                                                      Unidas, S.A. de
                                                      C.V.

Hector Garcia de Quevedo  Baja California No. 200 -   Managing Director
                          4 piso                      GMEXICO
                          Col. Roma Sur
                          06760 - Mexico, D. F.

Xavier Garcia de Quevedo  Baja California No. 200 -   Managing Director
                          4 piso                      Grupo Ferroviario
                          Col. Roma Sur               Mexicano
                          06760 - Mexico, D. F.

Carlos Giron Peltier      Lamartine No. 730           Investor
                          Col. Del Bosque
                          11560 - Mexico, D. F.

Claudio X. Gonzalez       Jose Luis Lagrange          Chairman of the
                          No. 103 - 3er. piso         Board and CEO of
                          Col. Los Morales            Kimberly Clark de
                          11510 - Mexico, D. F.       Mexico, S.A. de
                                                      C.V.

Oscar Gonzalez Rocha      Insurgentes Sur No. 432 -   Managing Director
                          2 piso                      GMEXICO
                          Col. Roma Sur
                          06760 - Mexico, D. F.

Genaro Larrea Mota        Baja California No. 200 -   Managing Director
Velasco                   4 piso                      GMEXICO
                          Col. Roma Sur
                          06760 - Mexico, D. F.

Name                      Principal Business Address  Occupation
----                      --------------------------  ----------

German Larrea Mota        Baja California No. 200 -   Chairman and
Velasco                   6 piso                      CEO of GMM
                          Col. Roma Sur               and GMEXICO
                          06760 - Mexico, D. F.

Jorge Larrea              Baja California No 200 -    Retired investor
                          5 piso
                          Col. Roma Sur
                          06760 - Mexico, D. F.

Prudencio Lopez Martinez  Monte Caucaso No. 915 -     Investor
                          601
                          Col. Lomas de Chapultepec
                          11000 - Mexico, D. F.

Jose Mendoza Fernandez    Moras No. 850 - 5 piso      Businessman
                          Col. Del Valle              Chairman of
                          03100 - Mexico, D. F.       the Board and CEO
                                                      of Bufete Industrial

Romulo O'Farrill, Jr.     Ave. San Jeronimo           Businessman
                          No. 790 - A                 Chairman and
                          Col. San Jeronimo Lidice    CEO of Novedades
                          10200 - Mexico, D. F.       News

Juan Sanchez-Navarro      Campos Eliseos No. 400 -    Vice Chairman
Peon                      19 piso                     of Grupo Modelo
                          Col. Lomas de Chapultepec
                          11000 - Mexico, D. F.

Agustin Santamarina V.    Campos Eliseos No. 345 -    Retired Senior
                          2  piso                     Partner and Of
                          Col. Chapultepec Polanco    Counsel
                          11560 - Mexico, D. F.       Santamarina y
                                                      Steta, S.C.

Daniel Tellechea Salido   Baja California No. 200 -   Managing Director
                          4 piso                      GMEXICO
                          Col. Roma Sur
                          06760 - Mexico, D. F.

        EMPRESARIOS INDUSTRIALES DE MEXICO. S. A. DE C. V.

Name                      Principal Business Address  Occupation
----                      --------------------------  ----------

Alfredo Casar Perez       Insurgentes Sur No. 432 -   Managing Director
                          9 piso                      GMEXICO
                          Col. Roma Sur
                          06760 - Mexico, D. F.

Antonio Franck Cabrera    Ave. Paseo de las Palmas    Senior Partner
                          No. 405,                    Franck, Galicia,
                          3er. piso,                  Duclaud y Robles
                          Col. Lomas de Chapultepec,
                          11000 - Mexico, D. F.

Hector Garcia de Quevedo  Baja California No. 200 -   Managing Director
                          4 piso                      GMEXICO
                          Col. Roma Sur
                          06760 - Mexico, D. F.

Eduardo Gonzalez Gomez    Insurgentes Sur No. 432 -   C.P.A.
                          7 piso                      Independent
                          Col. Roma Sur               Financial Advisor
                          06760 - Mexico, D. F.

Genaro Larrea Mota        Baja California No. 200 -   Managing Director
Velasco                   4 piso                      GMEXICO
                          Col. Roma Sur
                          06760 - Mexico, D. F.

German Larrea Mota        Baja California No. 200 -   Chairman and
Velasco                   6 piso                      CEO of GMM and
                          Col. Roma Sur               GMEXICO
                          06760 - Mexico, D. F.

Jorge Larrea              Baja California No. 200 -   Retired investor
                          5 piso
                          Col. Roma Sur
                          06760 - Mexico, D. F.

                                                           ANNEX II

               Transactions in Common Stock by the
             Reporting Persons During the Last 60 Days

Reporting                   Number of    Price per   Method of
Person      Date            Shares       Share       Transaction
------      ----            ------       -----       -----------

GMM         October 23       38,700      29.7164     Open Market
GMM         October 24       30,000      29.9806     Open Market
GMM         October 27       41,500      28.0905     Open Market
GMM         October 28      105,000      26.1214     Open Market
GMM         October 31       13,400      27.4641     Open Market
GMM         November 3       26,200      27.4614     Open Market
GMM         November 4       87,600      27.4064     Open Market
GMM         November 5       40,500      27.5000     Open Market
GMM         November 6       52,600      26.7546     Open Market
GMM         November 7       50,000      25.9333     Open Market
GMM         November 10      93,000      25.5862     Open Market
GMM         November 11      29,700      25.8651     Open Market
GMM         November 13      45,000      24.8194     Open Market
GMM         November 19      41,200      25.4863     Open Market
GMM         November 21      60,100      25.2049     Open Market
GMM         November 25     148,700      25.3887     Open Market
GMM         November 26      15,600      24.6250     Open Market
GMM         December 3       52,300      24.4069     Open Market
GMM         December 5      122,500      24.7242     Open Market
GMM         December 8       32,000      25.0000     Open Market
GMM         December 9       93,300      24.8397     Open Market
GMM         December 10      64,000      24.5762     Open Market
GMM         December 11     100,000      23.6250     Open Market
GMM         December 15     225,100      23.2738     Open Market
GMM         December 16     130,800      23.2500     Open Market
GMM         December 18     320,000      22.4189     Open Market
GMM         December 19     327,500      22.0749     Open Market
GMM         December 22     126,600      21.8660     Open Market
GMM         December 23     103,000      22.0390     Open Market
GMM         December 24      57,500      22.5603     Open Market
GMM         December 26       4,400      22.2500     Open Market

                        Index of Exhibits
                        -----------------


Exhibit No.    Description                                  Page
-----------    -----------                                  ----

    1          Joint Filing Agreement by and among           13
               the Reporting Persons